

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2011

Via Email

Ruben Azrak
Chairman & CEO
Excel Corporation
1384 Broadway, 17th Floor
New York, NY 10018

>   **Re: Excel Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed June 15, 2011**
>   **File No. 333-173702**

Dear Mr. Azrak:

   We have reviewed your response letter dated June 15, 2011 and the above-referenced filing, and have the following comments. Where prior comments are referenced, they refer to our letter dated June 10, 2011.

Prospectus Summary

Business Summary, page 5

1.   Please revise your disclosure in the penultimate paragraph of this section to clarify that if V7 LLC fails to commercially exploit the license for a period of ninety days in any product category, the license can be terminated with respect to that category.

Risk Factors, page 7

2.   Please tell us how you considered including a risk factor discussing the potential risks of negative publicity associated with Mr. Vick and any resulting adverse impact on your business. See Item 503(c) of Regulation S-K.

3.   Please tell us how you considered including a risk factor discussing Mr. Vick's apparent ability to enter into licensing agreements using his name and marks other than V7, including a discussion of any other current licensing agreements. See Item 503(c) of Regulation S-K.

Use of Proceeds, page 17

4.   On pages 5 and 27, you state that you plan to use a portion of your offering proceeds to develop V7. Please revise this section to discuss your planned use of proceeds for V7, and quantify the amount of proceeds that will be used, to the extent known. See Item 504 of Regulation S-K.

Exhibits Index, page 42

5.   Please tell us how you considered whether your 30% ownership interest and management of V7 LLC should be listed in an exhibit filed pursuant to Item 601(b)(21) of Regulation S-K.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson at (202) 551-3428 or me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact the Assistant Director, Barbara Jacobs, at (202) 551-3735.

                                        Sincerely,

                                        /s/Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief – Legal

cc: Via Email
        Mitchell Lampert, Esq.
        Meister Seelig & Feinn LLP